Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TriQuint Semiconductor, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Qorvo, Inc. of our report dated February 21, 2014, with respect to the consolidated balance sheets of TriQuint Semiconductor, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss (income), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appears in the Form 10-K of TriQuint Semiconductor, Inc. dated February 21, 2014.

/s/ KPMG LLP

Portland, Oregon

January 2, 2015